Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
ADDITIONAL INFORMATION
In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction. Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

July 11, 2006
Dear Harbor Federal Employee:
I am very pleased to tell you that this morning we announced plans for Harbor Florida Bancshares, Inc. to join forces with National City Corporation, one of the nation’s largest financial holding companies. Our Board of Directors and senior management believe this decision is in the best long-term interests of our investors, customers, employees and communities.
National City is headquartered in Cleveland, Ohio, and has greater than $140 billion in assets and more than 33,000 employees. Founded in 1845, National City operates through an extensive banking network primarily in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. The merger with our company will enable National City to expand its presence into attractive markets in the state of Florida, consistent with its strategy for growth.
We’ve chosen to merge with National City because it offers outstanding products and services, is committed to the communities it serves, and cares about doing what’s right for the customer. The combination of our two great companies will create a premier banking force in Southeast Florida. By leveraging the size and resources of National City, we will be able to broaden our array of retail and commercial product offerings, while maintaining close relationships in the communities we serve.
There is much to look forward to in our future with National City. However, I also realize that this announcement will raise questions and concerns among our employees, customers and communities. I can assure you that our management team will work closely with National City to keep you informed as details of the transition are finalized. Included with this letter are a news release about today’s announcement, a fact sheet about National City and some frequently asked questions. I encourage you to read this material to learn more about National City and today’s announcement. In the near future, we will provide more information about the timetable and process for ongoing communication about the merger. In the meantime, I know I can count on you to continue to provide the high levels of service that our customers deserve and expect from Harbor Federal.
At this significant turning point in our history, I want to thank each of you for your hard work and dedication to our company. Through your efforts, we have built a strong, customer-friendly community bank. Moving ahead, with the backing of National City, we can look forward to serving our customers in even more ways in the future.

Thank you for your understanding and support at this exciting time!
Sincerely,
Michael J. Brown, Sr.
Chairman and Chief Executive Officer

July 11, 2006
Answers to your questions about today’s announcement
Why is Harbor Florida Bancshares, Inc. merging with National City?
The reason we’ve chosen to merge with National City is that it offers outstanding products and services, is committed to the communities it serves, and cares about doing what’s right for the customer. The combination of our two companies will enable us to broaden our product and service offerings for consumers and businesses in the communities we serve. For National City, this transaction will enable the company to expand its presence into attractive markets in the state of Florida, consistent with its strategy for growth.
What will happen to my job? Will my duties change? Are positions going to be affected as a result of the merger?
It’s too early to speculate on specific employee impacts that will result from this transaction. However, we are committed to communicating key decisions that affect employees as soon as appropriate. We do know that National City is a caring and compassionate employer that is committed to providing resources and support to help employees affected by change.
When will the merger be complete?
It is anticipated that the transaction will close in early 2007, subject to regulatory and shareholder approvals.
Will my benefits package change?
At this time, we do not expect our benefits to change for the rest of 2006. We can say that National City offers one of the most comprehensive benefits and compensation packages in our industry. More information will be provided as it is available.
What kinds of changes can we expect to see and when?
Harbor Federal will change to the National City name at some point after the transaction closes and systems conversion has been completed. Regarding changes in systems, procedures and other aspects, information will be provided over the course of the integration period.
How do I respond to questions from my customers about this announcement?
Please let them know that we are excited about the proposed combination with National City. As a result of this merger, we will be able to provide our customers with an enhanced array of products and services. Both now and in the future, our customers can expect to experience the same high level of service that they have always received at Harbor Federal.
When and how will I learn more about what’s going to happen?
We will establish ongoing communication channels regarding the merger, including a process for employees to submit questions. Details are being worked out and will be shared in the coming weeks.
###

[Picture]
Who is National City?
•	We are one of the nation’s largest financial holding companies, with assets of more than $140 billion.
•	We are ranked among the top 10 U.S. bank holding companies by assets, according to American Banker.
•	Headquartered in Cleveland, Ohio, we operate through an extensive banking network, primarily in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania; we also serve customers in selected markets nationally.
•	Our core businesses include commercial and retail banking, mortgage financing and service, consumer finance and asset management.
•	We employ more than 33,000 people and have more than 1,200 retain branches and 1,900 ATMs.
•	We’re ranked 213 on the Fortune 500.
•	National City ranks seventh among “megabanks” on Fortune magazine’s annual list of America’s Most Admired Companies.
•	National City is one of the highest-ranked companies by Institutional Shareholder Services (ISS) in the S&P 500 for excellence in corporate governance.
Benefits for National City Employees
•	Competitive Salary and benefits package
•	Paid holidays and vacation
•	401(k) plan with matching employer contributions
•	Relocation benefits
•	Free or reduced-rate banking services
•	Educational assistance
•	Comprehensive medical and dental plans
•	Eye care plan
•	Life insurance and disability coverage
•	Reimbursement account programs for health care, dependent care and transportation expenses
•	Childcare discounts
•	Employee assistance program
[Picture]